Exhibit 1

JOINT VENTURE AGREEMENT

THIS JOINT VENTURE AGREEMENT (the "Agreement") made and entered into this 12th day of May, 2014 (the "Execution Date")

BETWEEN

Antibacterial Cleaning Treatment Services Inc. herein referred to as (A.C.T.S. Inc.) of 1689 Cherrywood Trail, London, Ontario. N6H 0C8
Canada
OF THE FIRST PART
And

Amfil Technologies, Inc., a public New York Corporation, herein referred to as (Amfil) of 3601 Hwy. 7 Suite #400, Markham, ON. L3R 0M3 Canada
OF THE SECOND PART

(Individually the "Member" and collectively the "Members").

BACKGROUND:

A.	The Members wish to enter into an association of mutual benefit and agree to jointly invest and set up a joint venture enterprise.

B.	The terms and conditions of this Agreement sets out the terms and conditions governing this association.

IN CONSIDERATION OF and as a condition of the Members entering into this Agreement and other valuable consideration, the receipt and sufficiency of which consideration is acknowledged, the parties to this Agreement agree as follows:

Formation

1.
By this Agreement the Members enter into a joint venture (the "Venture") in accordance with the laws of the Province of Ontario, Canada. The rights and obligations of the Members will be as stated in the applicable legislation of the Province of Ontario, Canada (the 'Act') except as otherwise provided here.

Name

2.	The business name of the Venture will be Definitive AMFIL-ACTS Joint Venture Agreement herein referred to as the “AMFE-ACTS JV”

Purpose

3.	The exclusive purpose of the Venture will be:

a)
For A.C.T.S. Inc. to grant AMFIL a 50% shared ownership with A.C.T.S. Inc. of mPact -GROzone Antimicrobial Systems and  the exclusive right of representation to perform with A.C.T.S. Inc. as a Systems and Service Provider to any Medical Marijuana Industry and legal marijuana grow/process establishments or organisations in North America and globally that is amenable to the use of the Systems and Service of mPact -GROzone Antimicrobial Systems using A.C.T.S. Inc.’s trade- marked and propriety products and systems under the conditions covered in this agreement.

b)
To furnish technical information to Amfil doing business as: Amfil Technologies, Inc. to within 7 days of the commencement of this agreement for use as a Systems and Service Provider of A.C.T.S. Inc. Systems related to the specifically developed mPact - GROzone Antimicrobial Systems which is engineered to target the Medical Marijuana Industry and legal marijuana grow/process facilities across North America and globally.

c)
To grant within the like period to that set out in paragraph b) of this clause to Amfil the right to use the technical information as a Systems and Service Provider in the representation of A.C.T.S. Inc.’s. mPact- GROzone Antimicrobial Systems.

d)
To grant Amfil to the extent to which it is necessary the exclusive rights, title and interest as well as representation as a  Systems and Service Provider of A.C.T.S. Inc.’s mPact – GROzone Antimicrobial Systems  in accordance with the claims of the technical information provided, copyright information, licensed patents, patents pending, patents applied for, if any.

e)
All price lists, advertisements and other like documents as it relates to the sole purpose as a Systems and Service Provider shall be marked with the trade marks, trading names, process names and/or equipment names in such a manner as A.C.T.S. Inc. may from time to time consider appropriate.

f)
AC.T.S. Inc. grants to Amfil the exclusive right to use the trademarks, trade names, process names, and/or equipment names, if any of A.C.T.S. systems related  specifically to the mPact - GROzone Antimicrobial Systems in the Systems and Service Provision promotion thereof directly related to the Medical Marijuana Industry and legal marijuana grow/process facilities across North America and globally.

g)	All use of the trademarks by Amfil shall include a statement where appropriate, that the trademark, trading names, process names, and/or equipment names are a registered trademark.

h)	DEVELOPMENTS, IMPROVEMENTS AND TECHNICAL ASSISTANCE:

Under this agreement A.C.T.S. Inc. will provide:

A)
Full technical & marketing support including: food/medical science technology presentations/training, ozone technology & equipment manufacturing/usage training, participation and support in efficacy trials, ongoing customer support and training.

B)
New product development that supports the Systems manufacturing, integration, application module and the Servicing module for Medical Marijuana Industries and the legal marijuana grow/process industries that this technology will be applied to.

C)	Significant contribution in the development of Standard Operating Procedures for various scenarios of specific application of the Systems and Service modules.

D)	Assist in the development of a website that would properly represent the value and impact of the System and Service provision concepts for the related industry sectors.

E)
A.C.T.S. Inc. shall during the term of this agreement inform Amfil from time to time of all improvements, which are developed or acquired by A.C.T.S. Inc. or the AMFE-ACTS JV to the related industries and establishments.

F)
A.C.T.S. Inc. hereby agrees to make available to Amfil during the currency of this agreement solely in the rights, title, interest and representation as a Systems and Service Provider of all A.C.T.S. Inc.'s developments related to mPact -GROzone Antimicrobial Systems development, integration, application and service provision, or any system created to facilitate the medical marijuana industry.

G)
Any information disclosed to Amfil as part of the technical assistance provided under this agreement shall be considered to be part of A.C.T.S. Inc. Systems and related mPact -GROzone Antimicrobial Systems as defined above.

i)
Amfil shall co-ordinate and is responsible for the acquisition of an initial investment funding of approximately $200,000 over a an approximate 2 – 3 month period from the initiation of the JVA and shall further co-ordinate with best effort for an additional acquisition of approximately $3,000,000 (USD) - $5,000,000 into the proposed JVA over an approximate 15 month period from the initiation of the JVA.

Term

4.	The Venture will begin on May 12th, 2014 and will continue to be effective and in full force for Indefinite or until terminated as provided in this Agreement.

Place of Business

5.
The principal office and legal address of the business of the Venture will be located at 1689 Cherrywood Trail, London, Ontario. Canada N6H 0C8 and 3601 Hwy. 7 Suite #400 Markham, ON  L3R 0M3  Canada or such other place as the Members may from time to time designate.

Business Management

6.
The Venture will be directed, controlled and managed by a management committee (the "Management Committee"). Within the limits of the Purpose of the Venture and the terms of this Agreement, the Management Committee will have full authority to bind the Members in all matters relating to the direction, control and management of the Venture. Authority to bind the Venture in contract or in any third party business relation lies exclusively with Management Committee, or its delegate.

7.
Each Member will have a vote in the Management Committee as defined in the Voting section of this Agreement. The Management Committee will consist of one representative (the "Representative") of each Member unless otherwise agreed by all the Members. Each Representative will have the authority to bind their respective Member in decisions relating to the Venture. Each Member may replace its Representative or appoint a temporary alternate at its own discretion on reasonable notice to the remaining Members.

8.	All actions and decisions respecting the appointment of an accounting firm for the Venture require the unanimous consent and agreement of the Management Committee.

9.	A General Manager may be appointed where necessary or desirable. Duties of the General Manager will be determined by the Management Committee.

Capital Contributions

10.
Each of the Members has contributed to the capital of the Venture, in cash or property, intellectual or otherwise, skill set, related manufacturing/assembly provision in agreed upon value as follows (the "Capital Contribution"):

Member	Contribution Description	Agreed Value
AMFIL Technologies, Inc.	As per description in the above mentioned "Purpose"	$200,000 USD initial raise into the JVA $3,000,000 - $5,000,000 best effort raise into the JVA 10,000,000 Common shares issued to A.C.T.S. Inc
Antibacterial Cleaning Treatment Services Inc.	As per description in the above mentioned "Purpose"	$ USD

11.	Each Member will contribute its respective capital contributions fully and on time according to the following schedule:

Member	Contribution Schedule Description
AMFIL Technologies, Inc.
 Capital contribution of $200,000 over the first 2 - 3 months on an as needed basis to be determined by the Management Committee.
$50,000 - $100,000 payments to AMFE-ACTS JV within first 2 months for the advancement of the “growzone” technology which will include materials for assembly of the first 2 - 3 units as well as travel, costs and expenses incurred to generate the first  sales or beta tests in existing facilities.
$3,000,000 - $5,000,000 in lump sum or payments to AMFE-ACTS JV within 15 months.
 10,000,000 common share certificate to A.C.T.S. Inc. on or before 30/05/2014

A.C.T.S. Inc.
 Representation Rights as per description in the above mentioned “Purpose”
Development, Integration, Application of mPact -GROzone Antimicrobial Systems as per description in the above mentioned “Purpose”

Duties of Members

12.	Each Member will be responsible for its respective duties as follows:

Member	Duties Description
AMFIL Technologies, Inc.
 The obligation of AMFIL to ensure successful execution of this Agreement is as follows:
a) AMFIL will have negotiated in good faith consistent with the terms and conditions set out in this JVA. AMFIL is satisfied, in its sole discretion, that the present operational and  financial status of A.C.T.S. Inc. is in a transitional stage and that A.C.T.S. Inc. is positioning its company to re-launch its operational status to accommodate the Development, Integration, Application of the mPact - GROzone  Antimicrobial Systems as per description in the above mentioned “Purpose”
b) AMFIL will be satisfied, in its sole discretion, with its Due Diligence Review
c) AMFIL will be satisfied, in its sole discretion, that the Representation Rights, save as stated in (b) above and as stated in this Agreement, are not encumbered in any manner and A.C.T.S. Inc. has not granted any rights as per description in the above mentioned “Purpose” to any other parties; and
d) AMFIL will be responsible for all payments to the AMFE-ACTS JV as per Clause 10 “Capital Contributions”, and Clause 11 “Contribution Schedule Description”.
e) The parties will have received all regulatory consents and approvals required in connection with the transaction set out herein including obtaining approval of the Securities and Exchange Commission (SEC) to list and post for trading the AMFIL Shares issuable to A.C.T.S. Inc. and aforementioned associates.

A.C.T.S. Inc.
 The obligation of A.C.T.S. Inc. to ensure successful execution of this Agreement is as follows:
a) A.C.T.S. Inc. will have negotiated in good faith consistent with the terms and conditions set out in this JVA. A.C.T.S. Inc. assures that the present company is a private corporation, incorporated in the Province of Ontario, Canada.
b) A.C.T.S Inc. will accommodate AMFIL in all aspects with its Due Diligence Review
c)  A.C.T.S. Inc. will ensure that all regulatory consents and approvals required in connection with the transaction set out herein are obtained and maintained for the duration of this Agreement.
d) A.C.T.S. Inc. will ensure to uphold its obligations as described in the above mentioned “Purpose” of this Agreement.

13.	Duties of Members may be amended, from time to time, by decision of the Management Committee, provided that the Members' Interest is not affected except with the unanimous consent of the Members.

Withdrawal of Capital

14.	No Member will have the right to demand or withdraw any portion of their capital contribution without the express written consent of the remaining Members.

15.	The Members will not be personally liable for the return of all or part of the capital contributions of a Member, except as otherwise provided in this Agreement.

Additional Capital

16.
Capital Contributions may be amended from time to time, according to the requirements of the Joint Venture, by decision of the Management Committee, provided that the Members' Interests are not affected, except with the unanimous consent of the Members.

17.
Any advance of money to the Venture by any Member in excess of the amounts provided for in this Agreement or subsequently agreed to as an Additional Capital Contribution will be deemed a debt due from the Venture rather than an increase in Capital Contribution of the Member. This liability will be repaid with interest at such rates and times to be determined by a majority of the Members. This liability will not entitle the lending Member to a greater voting power. Such debts may have preference or priority over any other payments to Members as may be determined by a majority of the Members.

Capital Accounts

18.
An individual capital account will be maintained for each Member and their initial Capital Contribution will be credited to this account. Any additional, approved contributions to the Venture's capital made by a Member will be credited to that Member's individual Capital Account.

Interest on Capital

19.
No borrowing charge or loan interest will be due or payable to any Member on any Capital Contribution or on their Capital Account despite any disproportion that may from time to time arise among the Capital Accounts of the Members.

Books of Account

20.	Accurate and complete books of account of the transactions of the Venture will be kept and at all reasonable times be available and open to inspection and examination by any Member.

21.	The Books of Account will be kept on the cash basis method of accounting.

Fiscal Year

22.	The fiscal year will end on December 31st of each year.

Bank Accounts

23.
The funds of the Venture will be placed in such investments and banking accounts as will be designated by the Members. Venture funds will be held in the name of the Venture and will not be commingled with those of any other person or entity.

Management Duties

24.	Duties and obligations of the Management Committee in relation to the Venture will include the following:

a.	Establishing policy with regard to achieving the purpose and objectives of the Venture.

b.	Managing the day to day business of the Venture.

c.	Monitoring, controlling and directing the financial, business and operational affairs of the Venture.

d.	Proper maintenance of books of account and financial records according to accepted accounting practices.

e.	Monitoring, analyzing and acting on all issues over which it would have express or implied authority according to this Agreement.

f.	All responsibilities attached to hiring of production and administration staff including any required labor negotiations. All responsibilities attached to hiring of third party contractors.

Meetings

25.	Regular management meetings will be held only as required. Minutes of the meeting will be maintained on file.

26.
Any Member can call a special meeting to resolve issues that require a vote, as indicated by this Agreement, by providing all Members with reasonable notice. Where a special meeting has been called, the meeting will be restricted to the specific purpose for which the meeting was held.

27.	All meetings will be held at a time and in a location that is reasonable, convenient and practical considering the situation of all Members.

Amendments

28.	This Agreement may not be amended in whole or in part without the unanimous written consent of the Members.

Admitting a New Member

29.
New Members may be admitted into the Venture only with the unanimous consent of the existing Members. The new Member agrees to be bound by all the covenants, terms, and conditions of this Agreement, inclusive of all current and future amendments. Further, a new Member will execute such documents as are needed or required for this admission. Any new Member will receive a business interest in the Venture as determined by all other Members.

Dissociation of a Member

30.
Where a Member is in breach of this Agreement and said Member has not remedied the breach on notice from the Venture and after a reasonable period then the remaining Members will have the right to terminate this Agreement with regard to the individual defaulting Member (an "Involuntary Withdrawal") and take whatever action necessary to protect the interests of the Venture.

31.
If the Venture is harmed as the result of an act or failure to act of an individual Member then the said Member alone will be liable for said harm. If more than one Member is at fault then they will be jointly and severally liable for said harm.

32.
Each Member will indemnify the other Members against all losses, costs and claims that may arise against them in the event of the Venture being terminated as a result of breach of the Agreement by the said Member.

33.
If a Member is placed in bankruptcy, or withdraws voluntarily from the Venture, or if there is an Operation of Law against a Member, the other Members will be entitled to proceed as if the Member had breached this Agreement.

34.	Distribution of any amount owing to a dissociated Member will be made according to the percentage of ownership as described in the Valuation of Interest or as otherwise may be agreed in writing.

Dissolution of the Joint Venture

35.	The Venture will be dissolved and its assets liquidated in the event of any of the following:

a.	The Term of the Venture expires and is not extended.

b.	A 100 percent vote by the Members to dissolve the Venture.

c.	On satisfaction of the exclusive purpose of the Venture.

d.	Loss or incapacity through any means of substantially all of the Venture's assets.

e.	Where, on the dissociation of a Member, only one Member remains in the Venture.

f.
On the liquidation of the Venture assets, distribution of any amounts to Members will be made according to the percentage of ownership as described in the Valuation of Interest or as otherwise may be agreed in writing.

Liquidation

36.	The Venture will be liquidated promptly and within a reasonable time on dissolution of the Venture.

Valuation of Interest

37.
In the absence of a written agreement setting a value, the value of the Venture will be determined based on the fair market value appraisal of all Venture assets (less liabilities) in accordance with generally accepted accounting procedures by an independent accounting firm agreed to by all Members. An appraiser will be appointed within a reasonable period of the date of withdrawal or dissolution. The results of the appraisal will be binding on all Members. A withdrawing Member's interest will be based on the proportion of their respective Profit and Loss sharing ratios less any outstanding liabilities a Member may have to the Venture. The intent of this section is to ensure the survival of the Venture despite the withdrawal of any individual Member.

38.	No allowance will be made for goodwill, trade name, patents or other intangible assets, except where those assets have been reflected on the Venture books immediately prior to valuation.

Transfer of Venture Interest

39.	A Member will not in any way alienate their interest in the Venture or its assets. Any such prohibited transfer, if attempted, will be void and without force or effect.

Voting

40.	Any vote required by the Members will be determined such that each Member, through their Representative, receives one vote carrying equal weight.

Force Majeure

41.
A Member will be free of liability to the Venture where the Member is prevented from executing their obligations under this Agreement in whole or in part due to force majeure where the Member has communicated the circumstance of said event to any and all other Members and taken any and all appropriate action to mitigate said event. Force majeure will include, but not be limited to, earthquake, typhoon, flood, fire, and war or any other unforeseen and uncontrollable event.

Duty of Loyalty

42.
No Member will engage in any business, venture or transaction, whether directly or indirectly, that might be competitive with the business of the Venture or that would be in direct conflict of interest to the Venture. Any potential conflicts of interest will be deemed an Involuntary Withdrawal by the offending Member and may be treated accordingly by the remaining Members. A withdrawing Member will not carry on a similar business to the business of the Venture within any established or contemplated market regions of the Venture for a period of at least 3 years.

Language

43.	This Agreement and all other notices and agreements required by the Venture will be written and interpreted exclusively in English.

Insurance

44.	The Venture will insure all its assets against loss where reasonable and standard practice in the industry.

Indemnification

45.
Each Member will be indemnified and held harmless by the Venture from any and all harm or damages of any nature relating to the Member's participation in Venture affairs except where the said harm or damages results from gross negligence or willful misconduct on the part of the Member.

Liability

46.
The Member will not be liable to the Venture or to any other Member for any error in judgment or any act or failure to act where made in good faith. The Member will be liable only for any and all acts or failures to act resulting from gross negligence or willful misconduct.

Liability Insurance

47.
The Venture may acquire insurance on behalf of any Member, employee, agent or other person engaged in the business interest of the Venture against any liability asserted against them or incurred by them while acting in good faith on behalf of the Venture.

Covenant of Good Faith

48.	Members will use their best efforts, fairly and in good faith to facilitate the success of the Venture.

Full Disclosure

49.
It is acknowledged that each Member is a distinct business entity and may from time to time have financial and business interests outside the Venture. Each Member will fully disclose to the Venture the extent of all its financial and business interests prior to the formation of this Joint Venture and for the duration of the Term of the Venture.

Joint Venture Property

50.
Where allowed by statute, title to all Joint Venture property, including intellectual property, will remain in the name of the Joint Venture. Where joint ventures are not recognized by statute as separate legal entities, Joint Venture property, including intellectual property, will be held in the name of one or more Members. In all cases Joint Venture property will be applied by the Members exclusively for the benefit and purposes of the Joint Venture and in accordance with this Agreement.

Jurisdiction

51.	The Members submit to the jurisdiction of the courts of the Province of Ontario, Canada for the enforcement of this Agreement or any arbitration award or decision arising from this Agreement.

Mediation and Arbitration

52.	In the event a dispute arises out of or in connection with this Agreement the parties will attempt to resolve the dispute through friendly consultation.

53.
If the dispute is not resolved within a reasonable period then any or all outstanding issues may be submitted to mediation in accordance with any statutory rules of mediation. If mediation is not successful in resolving the entire dispute or is unavailable, any outstanding issues will be submitted to final and binding arbitration in accordance with the laws of the Province of Ontario, Canada. The arbitrator's award will be final, and judgment may be entered upon it by any court having jurisdiction within the Province of Ontario, Canada.

Warranties

54.
All Members represent and warrant that they have all authority, licenses and permits to execute and perform this Agreement and their obligations under this Agreement and that the representative of each Member has been fully authorized to execute this Agreement.

55.	Each Member represents and warrants that this Agreement is not in violation of any and all agreements and constitutional documents of the individual Member.

Definitions

56.	For the purpose of this Agreement, the following terms are defined as follows:

a.	"Capital Contributions" The capital contribution to the Joint Venture actually made by the parties, including property, intellectual or otherwise, cash and any additional capital contributions made.

b.	"Majority Vote" A Majority Vote is any amount greater than one-half of the authorized votes.

c.
"Operation of Law" The Operation of Law means rights or duties that are cast upon a party by the law, without any act or agreement on the part of the individual including but not limited to an assignment for the benefit of creditors, a divorce, or a bankruptcy.

Miscellaneous

57.
This Venture is termed a contractual joint venture and will not constitute a Partnership. Members will provide services to one another on an arms' length basis while remaining independent business entities. There will be no pooling of profits and losses. Each Member is responsible only for its own actions and will not be jointly or severally liable for the actions of the other Members.

58.	Time is of the essence in this Agreement.

59.	This Agreement may be executed in counterparts. Facsimile signatures are binding and are considered to be original signatures.

60.
Headings are inserted for the convenience of the parties only and are not to be considered when interpreting this Agreement. Words in the singular mean and include the plural and vice versa. Words in the masculine gender include the feminine gender and vice versa. Words in the neuter gender include the masculine gender and the feminine gender and vice versa.

61.
Each term, covenant, condition, and provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable law but if any term, covenant, condition or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, it is the parties' intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected, impaired or invalidated as a result.

62.
This Agreement contains the entire agreement between the parties. All negotiations and understandings have been included in this Agreement. Statements or representations which may have been made by any party to this Agreement in the negotiation stages of this Agreement may in some way be inconsistent with this final written Agreement. All such statements are declared to be of no value in this Agreement. Only the written terms of this Agreement will bind the parties.

63.	This Agreement and the terms and conditions contained in this Agreement apply to and are binding upon the Member's successors, assigns, executors, administrators, beneficiaries, and representatives.

64.
Any notices or delivery required here will be deemed completed when hand-delivered, delivered by agent, or seven (7) days after being placed in the post, postage prepaid, to the parties at the addresses contained in this Agreement or as the parties may later designate in writing.

65.
Unless expressly provided to the contrary in this Agreement, each and every one of the rights, remedies and benefits provided by this Agreement will be cumulative and will not be exclusive of any other such rights, remedies and benefits allowed by law.

COOLING OFF PERIOD

This agreement includes a 130 day cooling-off period which will be used to seek out and establish the product in a legally producing facility and prove its validity in the market.

TERMINATION

Either party may terminate this agreement with (30) written notice with each party bearing their own costs as of up to the time of termination.

IN WITNESS WHEREOF the Members have duly affixed their signatures under hand and seal on this 12th day of May, 2014.

Amfil Technologies, Inc.	A.C.T.S. Inc

BY: /s/ Roger Mortimer	BY: /s/ Ambrose Fillis

NAME: Roger Mortimer	NAME: Ambrose Fillis

TITLE: President/CEO	TITLE: President

DATE: May 12th ,2014	DATE: May 12th,2014